OTA LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash	$	21,457
Receivables from clearing brokers		108,459,760
Securities owned, at fair value		167,113,993
Other assets		219,641
Due from related parties		7,180
	$	275,822,031
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	215,869,217
Accounts payable and accrued expenses		646,601
Due to related parties		2,241,906
Total liabilities		218,757,724
Members' equity		57,064,307
	$	275,822,031

See accompanying notes to financial statements.